                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-59113

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 9, 1995)

                                  $100,000,000

                           [SOUTHWEST AIRLINES LOGO]

                           7 3/8% DEBENTURES DUE 2027
                            ------------------------
                    INTEREST PAYABLE MARCH 1 AND SEPTEMBER 1

                            ------------------------

    Southwest Airlines Co. (the "Company" or "Southwest") is offering $100,000,000 aggregate principal amount of 7 3/8% Debentures Due 2027 (the "Debentures"). Interest on the Debentures is payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997. The Debentures will be redeemable at the option of the Company, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined herein) plus 20 basis points, plus accrued interest thereon to the date of redemption. The Debentures will not be subject to any sinking fund. See "Description of Debentures."

    The Debentures will be general unsecured obligations of the Company and will rank pari passu with the Company's existing and future unsecured and unsubordinated indebtedness. The Debentures will be issued and represented by one certificate and will be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository") and such nominee will be the sole holder of the Debentures. An owner of an interest in the Debentures ("Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Debentures will be recorded on the records of the Depository's participants, in integral multiples of $1,000, and shall entitle the Beneficial Owner to certain rights which may be exercised only through the Depository and the Depository's book-entry system. The Debentures are expected to trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. See "Description of Debentures -- Global Securities."

    The Debentures are an issue of the Company's Debt Securities described in the accompanying Prospectus (the "Prospectus") to which this Prospectus Supplement relates.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                                         UNDERWRITING
                                                 PRICE TO                DISCOUNT AND               PROCEEDS TO
                                                PUBLIC(1)               COMMISSIONS(2)             COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------------
Per Debenture...........................           99.639%                    .875%                     98.764%
------------------------------------------------------------------------------------------------------------------
Total...................................       $99,639,000                 $875,000                 $98,764,000
==================================================================================================================

(1) Plus accrued interest, if any, from February 28, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $150,000.

                            ------------------------

    The Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Debentures will be made through the book-entry facilities of the Depository on or about February 28, 1997.

                            ------------------------

LEHMAN BROTHERS
                     MERRILL LYNCH & CO.
                                        SALOMON BROTHERS INC
FEBRUARY 25, 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE DEBENTURES PURSUANT TO EXEMPTIONS FROM RULES 10b-6 AND 10b-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

               INCORPORATION OF ADDITIONAL DOCUMENTS BY REFERENCE

     In addition to the documents referred to in the Prospectus under "Incorporation of Certain Documents by Reference," the Company incorporates herein by reference its Current Report on Form 8-K dated February 24, 1997, including the Company's Consolidated Financial Statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                  THE COMPANY

     Southwest Airlines Co. ("Southwest" or the "Company") is a major domestic airline which provides single class air transportation characterized by frequent, high-quality service at affordable prices. Southwest primarily serves shorthaul city pairs, targeting the business commuter as well as leisure travelers.

     The Company was incorporated in Texas and commenced customer service on June 18, 1971 with three Boeing 737 aircraft serving three Texas cities -- Dallas, Houston and San Antonio. At December 31, 1996, Southwest operated 243 Boeing 737 aircraft and provided service to 50 airports in 49 cities in 24 states throughout the United States.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1995         1994
                                                           ----------   ----------   ----------
FINANCIAL DATA:
  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
  Operating revenues....................................   $3,406,170   $2,872,751   $2,591,933
  Operating expenses....................................    3,055,335    2,559,220    2,275,224
                                                           ----------   ----------   ----------
  Operating income......................................      350,835      313,531      316,709
  Other expenses, net...................................        9,473        8,391       17,186
                                                           ----------   ----------   ----------
  Income before income taxes............................      341,362      305,140      299,523
  Provision for income taxes............................      134,025      122,514      120,192
                                                           ----------   ----------   ----------
  Net Income............................................   $  207,337   $  182,626   $  179,331
                                                           ==========   ==========   ==========
  Net income per common and common equivalent share.....   $     1.37   $     1.23   $     1.22
  Cash dividends per common share.......................   $   .04284   $   .04000   $   .04000
  Total assets at period-end............................   $3,723,479   $3,256,122   $2,823,071
  Long-term obligations at period-end...................   $  650,226   $  661,010   $  583,071
  Stockholders' equity at period-end....................   $1,648,312   $1,427,318   $1,238,706
OPERATING DATA:
  Revenue passengers carried............................   49,621,504   44,785,573   42,742,602(1)
  Revenue passenger miles (RPMs)(000s)..................   27,083,483   23,327,804   21,611,266
  Available seat miles (ASMs)(000s).....................   40,727,495   36,180,001   32,123,974
  Load factor...........................................         66.5%        64.5%        67.3%
  Average length of passenger haul (miles)..............          546          521          506
  Trips flown...........................................      748,634      685,524      624,476
  Average passenger fare................................   $    65.88   $    61.64   $    58.44
  Passenger revenue yield per RPM.......................        12.07c       11.83c       11.56c
  Operating revenue yield per ASM.......................         8.36c        7.94c        8.07c
  Operating expenses per ASM............................         7.50c        7.07c        7.08c
  Fuel cost per gallon (average)........................        65.47c       55.22c       53.92c
  Number of employees at period-end.....................       22,944       19,933       16,818
  Size of fleet at period-end (includes leased
     aircraft)..........................................          243          224          199

---------------

(1) Includes certain estimates for Morris Air Corporation, a wholly-owned subsidiary of the Company whose operations were absorbed by Southwest in October 1994.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1996 and as adjusted for the issuance and sale of the Debentures offered hereby.

                                                                DECEMBER 31, 1996
                                                          -----------------------------
                                                            ACTUAL          AS ADJUSTED
                                                          ----------        -----------
                                                                 (IN THOUSANDS)
Current maturities of long-term debt....................  $   12,327         $   12,327
                                                          ==========         ==========
Long-term debt less current maturities:(1)
  9 1/4% Notes due 1998.................................  $  100,000         $  100,000
  9.40% Notes due 2001..................................     100,000            100,000
  8 3/4% Notes due 2003.................................     100,000            100,000
  7 7/8% Notes due 2007.................................     100,000            100,000
  8% Notes due 2005.....................................     100,000            100,000
  7 3/8% Debentures due 2027............................          --            100,000
  Capital leases........................................     165,610            165,610
  Other.................................................          10                 10
                                                          ----------         ----------
                                                             653,293            753,293
Debt discount...........................................      (3,067)            (3,428)
                                                          ----------         ----------
  Total long-term debt less current maturities..........     650,226            749,865
                                                          ----------         ----------
Stockholders' Equity:
  Common stock, $1.00 par value;
     authorized -- 680,000,000 shares, issued and
     outstanding -- 145,112,090 shares(2)...............     145,112            145,112
  Capital in excess of par value........................     181,650            181,650
  Retained earnings.....................................   1,321,550          1,321,550
                                                          ----------         ----------
       Total Stockholders' Equity.......................   1,648,312          1,648,312
                                                          ----------         ----------
          Total Capitalization..........................  $2,298,538         $2,398,177
                                                          ==========         ==========

---------------

(1) For additional information as to long-term debt and lease obligations, see the Consolidated Financial Statements of the Company and the accompanying notes incorporated by reference herein.

(2) Excludes 35,257,962 shares of Common Stock reserved for issuance pursuant to Employee stock benefit plans and 180,370,052 shares reserved for issuance pursuant to the Common Stock Rights Agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown.

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                      1996   1995   1994   1993   1992
                                                      ----   ----   ----   ----   ----
Ratios of Earnings to Fixed Charges*................  2.73   2.62   2.93   2.83   2.25

---------------

* The ratios for years prior to 1996 have been restated from those previously published, to reflect the Company's revised estimate of the portion of aircraft rental charges representative of an interest factor.

     The ratios of earnings to fixed charges have been computed using earnings which are the sum of net income, income taxes and fixed charges adjusted to exclude interest capitalized during the period. Fixed charges are interest, whether expensed or capitalized, amortization of debt discount and expense, and that portion of rental charges estimated to be representative of an interest factor.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures (referred to in the Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Debentures are to be issued as a series of Debt Securities under the Indenture, which is more fully described in the Prospectus. The maximum aggregate principal amount of Debentures which may be issued is limited to $100,000,000. Interest at the annual rate set forth on the cover page of this Prospectus Supplement is to accrue from February 28, 1997 and is to be payable semi-annually on March 1 and September 1, commencing September 1, 1997, to the person in whose names the Debentures are registered at the close of business on the preceding February 15 or August 15, respectively, and, if the Debentures are no longer in book-entry form, will be paid by check mailed on or before the payment date, by first class mail to such persons. The Debentures will mature on March 1, 2027.

REDEMPTION

     Optional Redemption. The Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of Debentures to be so redeemed, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be so redeemed plus accrued interest thereon to the date of redemption and (ii) the sum of the present values of the remaining scheduled payments of principal of the Debentures to be so redeemed and interest thereon discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined herein) plus 20 basis points, plus accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "Independent Investment Banker" means the Reference Treasury Dealer.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means Lehman Brothers Inc. and its successors; provided, however, that if Lehman Brothers Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Selection and Notice of Redemption. In the event that less than all of the Debentures are to be redeemed at any time, selection of Debentures for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Debentures are listed or, if the Debentures are not listed on a national securities exchange, on a pro rata basis, provided, however, that the Debentures will be redeemed only in the amount of $1,000 or integral multiples thereof. Notice of redemption to the holders of Debentures to be redeemed as a whole or in part shall be given by mailing notice of such redemption by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to such holders of Debentures at their last addresses as they shall appear upon the registry books. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest ceases to accrue on Debentures or portions thereof called for redemption.

     Sinking Fund. There will be no sinking fund for the Debentures.

DEFEASANCE

     Subject to certain conditions described in the Prospectus, the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debentures by depositing with the Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all outstanding Debentures for principal and interest, or (ii) as obligations in trust such amount of direct obligations of, or obligations as the principal of and interest on which are fully guaranteed, by, the United States of America as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all outstanding Debentures.

GLOBAL SECURITIES

     The Debentures initially will be represented by one or more global securities (the "Global Securities") deposited with DTC and registered in the name of DTC or any successor depository (the "Depository") or its nominee. The Depository will maintain the Debentures in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Unless and until Debentures are issued in definitive certificated form under the limited circumstance described in the Prospectus under "Description of Debt Securities -- Global Debt Securities," no beneficial owner of a Debenture shall be entitled to receive a definitive certificate representing a Debenture. See "Description of Debt Securities -- Global Debt Securities" in the Prospectus for additional information concerning the Global Securities and book-entry procedures.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own interests in DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain custodial relationship with a participant, either directly or indirectly.

     Settlement for the Debentures will be made in same-day funds. All payments of principal and interest will be made by the Company in immediately available funds. To the extent any Debentures are held by DTC, such Debentures will trade in DTC's Same-Day Funds Settlement System until maturity, and therefore DTC will require secondary trading activity in the Debentures to be settled in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Terms Agreement (which incorporates by reference the terms of the Underwriting Agreement, except to the extent inconsistent therewith), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of Debentures set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                        UNDERWRITER                               DEBENTURES
                        -----------                           -------------------
Lehman Brothers Inc.........................................     $ 33,400,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................       33,300,000
Salomon Brothers Inc........................................       33,300,000
                                                                 ------------
          Total.............................................     $100,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby if any of the Debentures are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Underwriters propose initially to offer the Debentures to the public at the price to public set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of not in excess of .50% of the principal amount of the Debentures. The Underwriters may allow and such dealers may reallow concessions not in excess of .25% of such principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company does not intend to apply for listing of the Debentures on a national securities exchange, but has been advised by the Underwriters that they currently intend to make a market in the Debentures, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debentures.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

     The Underwriters (except Lehman Brothers Inc.) acted as underwriters of a public offering in September 1996 of certain pass-through trust certificates relating to six aircraft leased by the Company, for which they received customary underwriting commissions. In addition, the Underwriters and their respective affiliates may engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Debentures will be passed upon for the Company by Deborah Ackerman, Associate General Counsel, who beneficially owns approximately 18,000 shares of the common stock of the Company and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. also acts as counsel to the Company in matters unrelated to the offering of the Debentures. Members of the firm of Vinson & Elkins L.L.P. having responsibility for the Company's legal matters beneficially own approximately 5,500 shares of common stock of the Company.

PROSPECTUS

                             SOUTHWEST AIRLINES CO.

                                DEBT SECURITIES

                             ---------------------

     Southwest Airlines Co. (the "Company") intends to issue from time to time unsecured debt securities (the "Debt Securities") from which the Company will receive up to an aggregate of $400,000,000 in proceeds and which will be offered on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities, at par or with an original issue discount. The specific designation, aggregate principal amount, authorized denominations, offering or purchase price, maturity, rate and time of payment of any interest, any redemption terms or other specific terms and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), together with any other terms of offering of the Offered Debt Securities.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     This Prospectus may not be used to consummate sales of the Debt Securities unless accompanied by a Prospectus Supplement.

                             ---------------------

                  The date of this Prospectus is May 9, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports, proxy or information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Debt Securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, heretofore filed with the Commission, is incorporated by reference herein and made a part hereof.

     In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE DOCUMENTS THAT THIS PROSPECTUS INCORPORATES). WRITTEN OR TELEPHONE REQUESTS SHOULD BE DIRECTED TO: SOUTHWEST AIRLINES CO., P.O. BOX 36611, DALLAS, TEXAS 75235, ATTENTION: JOHN D. OWEN, TREASURER (TELEPHONE 214/792-4334).

                                  THE COMPANY

     Southwest Airlines Co. ("Southwest" or the "Company") is a major domestic airline which provides single class air transportation characterized by frequent, high quality service at affordable prices. Southwest primarily serves short-haul city pairs, targeting the business commuter as well as leisure travelers.

     The Company was incorporated in Texas in 1967. The Company's principal executive offices are located at 2702 Love Field Drive, Dallas, Texas 75235. The Company's mailing address is P.O. Box 36611, Love Field, Dallas, Texas 75235, where its telephone number is 214/792-4000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                          1994    1993    1992    1991    1990
                                                          ----    ----    ----    ----    ----
Ratios of Earnings to Fixed Charges.....................  2.93    2.83    2.25    1.46    2.22

     The ratios of earnings to fixed charges have been computed using earnings which are the sum of net income, income taxes and fixed charges adjusted to exclude interest capitalized during the period. Fixed charges are interest, whether expensed or capitalized, amortization of debt discount and expense and that portion of rental charges estimated to be representative of an interest factor.

     A statement setting forth the calculation of the ratios of earnings to fixed charges is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debt Securities offered hereby will be added to working capital of the Company and will be available for general corporate purposes, including the acquisition of aircraft and related equipment, unless otherwise indicated in the Prospectus Supplement relative to the Offered Debt Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Offered Debt Securities. The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may not apply to the Offered Debt Securities are described in the Prospectus Supplement.

     The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and U.S. Trust Company of Texas, N.A. (the "Trustee"), as Trustee. The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever any particular provision of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references. Parenthetical references in italic type are to the Indenture.

GENERAL

     The Indenture does not limit the amount of Debt Securities that can be issued thereunder. Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Debt Securities may be issued in one or more series with the same or various maturities at par or at a discount. (Section 2.03) Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the percentage of their principal amount at which such Offered Debt Securities will be issued;
(iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate per annum, if any, at which the Offered Debt Securities will bear interest, or the method of determining such rate or rates; (v) the times at which any such interest will be payable; (vi) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (vii) any redemption terms; and (viii) any other terms and conditions that apply to such Offered Debt Securities. Principal, premium, if any, and interest, if any, will be payable and the Offered Debt Securities will be transferable at the Corporate Trust Office of the Trustee in Dallas, Texas. (Sections 2.03, 3.02)

     The Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company.

     Neither the Indenture nor any of the outstanding senior indebtedness of the Company contains any provisions which would afford holders protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders.

     The Offered Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 and any multiple thereof, unless otherwise specified in the Prospectus Supplement. No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.03, 2.06)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary") or with a nominee for the Depositary identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described below or in the applicable Prospectus Supplement. (Section 2.10)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. (Section 2.10) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security.

     The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 2.06)

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, or an Event of Default (or an event which, with the giving of notice or lapse of time would constitute an Event of Default) with respect to the Debt Securities has occurred and is continuing, then the Company will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 2.06)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may, without the consent of the holders of the Debt Securities, consolidate with, or sell or convey all or substantially all of its properties and assets to, or merge into or with another corporation, provided that in any such case (i) if the Company is not the continuing corporation, the successor corporation shall assume by a supplemental indenture the Company's obligations under the Indenture and (ii) immediately after giving effect to such transaction no Event of Default, and no event which after notice or lapse of time would become an Event of Default, shall have occurred and be continuing. (Section 10.01) In case of any such consolidation, merger, sale or conveyance and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company. (Section 10.02)

EVENTS OF DEFAULT

     The following events are "Events of Default" under the Indenture with respect to Debt Securities of each series: (a) failure with respect to such series to pay principal (including any sinking fund installment) or premium, if any, when due; (b) failure with respect to such series for a period of 30 days to pay interest; (c) failure for a period of 90 days after notice to perform in any material respect any other covenants in respect of such series; (d) default under any instrument under which there may be issued or by which they may be secured or evidenced any indebtedness for money borrowed by the Company (including the Indenture) resulting in the acceleration of such indebtedness in excess of $50 million, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 days after notice; or
(e) certain events in bankruptcy, insolvency, or reorganization of the Company. (Section 5.01)

     The Indenture provides that if an Event of Default described above occurs and is continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately, but under certain conditions such declarations may be annulled and past defaults (except for a default in the payment of principal of or interest or premium, if any, on such Debt Securities) may be waived by the holders of a majority in aggregate principal amount of the then outstanding Debt Securities of each such series. (Sections 5.01 and 5.06)

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after the occurrence of such a default (the term default to include the events specified above without grace periods); provided that, except in the case of default in the payment of principal of, or interest on, any of the Debt Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Debt Securityholders of such series. (Section 5.07)

     The Company must furnish to the Trustee annually an officer's certificate as to his or her knowledge of the Company's compliance with all of the conditions and covenants under the Indenture. (Section 4.03)

     No holder of any Debt Securities of any series may institute any legal action unless he shall have given the Trustee written notice of default and unless (i) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to act, (ii) such holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (iii) the Trustee shall have failed to institute an action for 60 days thereafter and (iv) no inconsistent direction shall have been given to the Trustee by the holders of a majority in aggregate principal amount of Debt Securities of all series affected (voting as one class). (Section 5.04)

     The holders of a majority in aggregate principal amount of the Debt Securities of any or all series affected and then outstanding (voting as one class) will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.06) The Indenture provides that in case an Event of Default shall occur (which shall not have been cured or waived), the Trustee in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 6.01) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Debt Securityholders unless they shall have offered to the Trustee reasonable security or indemnity. (Section 6.02)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of all series then outstanding and affected (voting as one class), may add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the Debt Securities of each such series; but no such modification may be made which would (a) extend the fixed maturity of the Debt Securities or reduce the rate or extend the time of payment of interest, if any, thereon, or reduce any amount payable on redemption thereof or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof pursuant to Section 5.01, or impair or affect the right of any Debt Securityholder to institute suit for the payment thereof or the right of repayment, if any, at the option of the Debt Securityholder, without the consent of the holder of each Debt Security so affected; or (b) reduce the percentage of aggregate principal amount of Debt Securities of any series, or of all series (voting as one class), as the case may be, the consent of the holders of which is required for any such modification without the consent of the holders of all Debt Securities of each such series so affected. (Section 9.02)

DEFEASANCE

     If the terms of any series of Debt Securities so provide, the Company shall be deemed to have paid and discharged the entire indebtedness on all outstanding Debt Securities of such series by depositing with the Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal and interest, or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the United States of America as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal and interest. Such a trust may be established only if, among other things, (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in applicable federal income tax law, in either case to the effect that holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 11.05) In the event of any such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal, premium, if any, and interest.

CONCERNING THE TRUSTEE

     The Trustee under the Indenture is U.S. Trust Company of Texas, N.A.

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 6.13) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest (as described in the Indenture) it must eliminate such conflict or resign. (Section 6.08)

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; or (iii) through agents. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The Prospectus Supplement relative to the Offered Debt Securities sets forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions, and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market price, or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for a payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Debt Securities sold pursuant to Contract shall be not more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but shall in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Debt Securities less the principal amount thereof covered by Contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by the Company to payments they may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of any series of Debt Securities will be passed upon for the Company by Deborah Ackerman, Associate General Counsel of the Company, and for any agents, dealers or underwriters by the firm designated in the Prospectus Supplement applicable to such series.

                                    EXPERTS

     The consolidated financial statements of Southwest Airlines Co. appearing in the Southwest Airlines Co. Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

     NO DEALER, SALESPERSON OR INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

     NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
THE COMPANY............................   S-3
CAPITALIZATION.........................   S-5
RATIOS OF EARNINGS TO FIXED CHARGES....   S-6
DESCRIPTION OF DEBENTURES..............   S-6
UNDERWRITING...........................   S-8
LEGAL OPINIONS.........................   S-9

                 PROSPECTUS

AVAILABLE INFORMATION..................     2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE............................     2
THE COMPANY............................     3
RATIOS OF EARNINGS TO FIXED CHARGES....     3
USE OF PROCEEDS........................     3
DESCRIPTION OF DEBT SECURITIES.........     3
PLAN OF DISTRIBUTION...................     8
LEGAL OPINIONS.........................     9
EXPERTS................................     9

================================================================================
================================================================================




                                  $100,000,000

                             SOUTHWEST AIRLINES CO.

                             7 3/8% DEBENTURES DUE
                                 MARCH 1, 2027



--------------------------------------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                               FEBRUARY 25, 1997
--------------------------------------------------------------------------------






                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC
================================================================================